[Letterhead of Winston & Strawn LLP]

March 5, 2009

Securities and Exchange Commission

Attention: Perry Hindin, Special Counsel

One Station Place

100 F Street, NE

Washington, DC 20549-3263

Re:	Diamond Management & Technology Consultants, Inc. Response to Schedule TO-I/A Filed February 26, 2009 File No. 5-53119

Ladies and Gentlemen:

Our firm represents Diamond Management & Technology Consultants, Inc., a Delaware corporation (the “Company”). We are submitting this letter on behalf of the Company in response to your comment letter dated March 3, 2009 regarding the Amendment No. 1 to Transaction Statement on Schedule TO-I/A filed by the Company on February 26, 2009 (File No. 5-53119) (the “Schedule TO”). We have reproduced your comment below and provided the Company’s response. Simultaneously with the delivery of this letter, the Company has filed Amendment No. 2 to the above-referenced Schedule TO (the “Amendment”) and exhibits thereto, including the Supplement to the Offer to Exchange Restricted Stock Units for Common Stock, dated March 5, 2009, filed as Exhibit (a)(10) to the Amendment (the “Supplement”), with changes responsive to your comment letter.

1.	We note your response to prior comment 13. Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(c)(4) of Regulation M-A is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that the Company present its ratio of earnings to fixed charges “in a manner consistent with 503(4) of Regulation S-K.” The fixed charges referred to by the item requirement

Securities and Exchange Commission

March 5, 2009

are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.

Response:

The Company has inserted a new table immediately after the Balance Sheet Data table in “Selected Financial Data” in Section 10 providing the information regarding the ratio of earnings to fixed charges.

The Company acknowledges that:

—the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

—the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or comments about any of the items responded to in this letter or in the Company’s Amendment No. 2 to Schedule TO or the Supplement, please call me at (312) 558-5600.

Very truly yours,

/s/ Leland E. Hutchinson

LEH:vr

Enclosures

cc:	Steven R. Worth, Diamond Management & Technology Consultants, Inc.